SHULMAN ROGERS GANDAL PORDY & ECKER, P.A.

04012724

Writer's Direct Dial Number:
301-230-5208
croberts@srgpe.com

February 6, 2004

SUPPL

04 FEB 10 AM 7:21

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

February 6, 2004 Notification of Material Interest

The Company understands that pursuant to Rule 12g3-2(b) the information and document furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and document constitutes an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL, PORDY & ECKER, P.A.

By: Christopher C. Roberts

dlw 2/11

Enclosure
cc: Carmelina Carfora,
Company Secretary (w/o enc.)
18031915-30.doc
T:021804

04 FEB 10 AM 7:21

REG-Electrocomponents Holding(s) in Company

RNS Number:1028V
Electrocomponents PLC
06 February 2004

Electrocomponents plc

Notification of Material Interest

The Company has received a notification on 5 February 2004 from M&G Investment Management Limited, pursuant to sections 198 - 202 of the Companies Acts, of its interests in the Ordinary Shares of 10p each ('Shares') in the Company. The notification reflects recent changes within M&G Investment Management Limited, and includes the notifiable interests held by Prudential plc's subsidiary company, The Prudential Assurance Company Limited.

The Company was informed that the notifiable interests of Prudential Plc are as follows:

PRUDENTIAL PLC - total notifiable interest 22,464,133, % of Ordinary Share Capital 5.16%

Registered Holders:	
M&G (Lombard St) Noms FPE	71,004
MAGIM HSBC GIS NOM (UK) SALI	226,687
PACS Global Equities (UK)	10,100
PRUCLT HSBC GIS NOM (UK) PAC AC	19,740,385
PRUCLT HSBC GIS NOM (UK) PPL AC	1,316,616
PRUCLT HSBC GIS NOM (UK) SAL AC	24,423
Prudential Holborn Pensions LD	2,386
ROY Nominees 578079	213,551
ROY Noms Ltd 578052	120,063
ROY Noms Ltd 578141	238,000
ROY Noms Ltd 578192	500,918

The Company was informed that the notifiable interests of the Prudential Assurance Company Limited are as follows:

THE PRUDENTIAL ASSURANCE COMPANY LIMITED - total notifiable interest 21,318,211, % of Ordinary Share Capital 4.89% which is a rise from their previous holding of 4.67% of the Ordinary Share Capital.

Registered Holders:

MAGIM HSBC GIS NOM (UK) SALI	226,687
PACS Global Equities (UK)	10,100
PRUCLT HSBC GIS NOM (UK) PAC AC	19,740,385
PRUCLT HSBC GIS NOM (UK) PPL AC	1,316,616
PRUCLT HSBC GIS NOM (UK) SAL AC	24,423

IT SHOULD BE NOTED THAT THE INTEREST OF THE PRUDENTIAL ASSURANCE COMPANY LIMITED IS INCLUDED IN, AND IS NOT ADDITIONAL TO, THAT OF PRUDENTIAL PLC.

CARMELINA CARFORA
Group Company Secretary
6 February 2004

END